UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northview Acquisition Corp.

(Name of Issuer)
Units, each consisting of one share of common stock, $0.0001 par value, one right, and one-half of one redeemable warrant

(Title of Class of Securities)
66718N202

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS Lighthouse Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS LHP Ireland Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS MAP 501, a sub-trust of LMA Ireland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS LMAP 909, a sub-fund of LMAP Ireland ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 10 of 15 Pages

1		NAME OF REPORTING PERSONS LMAP 910, a sub-fund of LMAP Ireland ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,488,384
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,488,384
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 11 of 15 Pages

Item 1.	(a) Name of Issuer

Northview Acquisition Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

207 West 25th St.

9th Floor, New York, New York 10001

Item 2.	(a) Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) Lighthouse Investment Partners, LLC (“Lighthouse”)

ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”)

iii) MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 204”)

iv) MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”)

v) LHP Ireland Fund Management Limited (“LHP Ireland”)

vi) MAP 501, a sub-trust of LMA Ireland (“MAP 501”)

vii) LMAP 909, a sub-fund of LMAP Ireland ICAV (“LMAP 909”)

viii) LMAP 910, a sub-fund of LMAP Ireland ICAV (“LMAP 910”)

ix) Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (“Shaolin“)

This Statement relates to the Issuer’s shares of common stock (“Shares”) directly beneficially owned by MAP 136, MAP 204, MAP 214, and Shaolin. Lighthouse serves as the investment manager of MAP 136, MAP 204, MAP 214, and Shaolin. LHP Ireland serves as the manager to MAP 501, LMAP 909 and LMAP 910. Because Lighthouse and LHP Ireland may be deemed to control MAP 136, MAP 204, MAP 214, Shaolin, MAP 501, LMAP 909, and LMAP 910, as applicable, Lighthouse and LHP Ireland may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein.

Address of Principal Business Office:

3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410

32 Molesworth Street, Dublin, D02 Y512, Ireland

Citizenship:

Each of MAP 136, MAP 204, and MAP 214 are segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. MAP 501 is a sub-trust of an Ireland umbrella unit trust. LMAP 909 and LMAP 910 are a sub-fund of an Irish collective asset-management vehicle. Lighthouse is a Delaware limited liability company. LHP Ireland is an Ireland limited company. Shaolin is a segregated portfolio of PC MAP SPC, a Cayman Islands segregated portfolio company.

Item 2.	(d) Title of Class of Securities

Units, each consisting of one share of common stock, $0.0001 par value, one right, and one-half of one redeemable warrant

Item 2.	(e) CUSIP No.:

66718N202

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 12 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 66718N202	SCHEDULE 13G/A	Page13 of 15 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned: As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 1,488,384 Shares.

(b)	Percent of Class: As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.84% of Shares outstanding.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,488,384.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of 1,488,384.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Lighthouse Investment Partners, LLC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President of Platform Service Provider

LHP Ireland Fund Management Limited

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 501, a sub-trust of LMA Ireland

By:	/s/ Robert P. Swan
Robert P. Swan, Director

LMAP 909, a sub-fund of LMAP Ireland ICAV

By:	/s/ Robert P. Swan
Robert P. Swan, Director

LMAP 910, a sub-fund of LMAP Ireland ICAV

By:	/s/ Robert P. Swan
Robert P. Swan, Director

CUSIP No. 66718N202	SCHEDULE 13G/A	Page 15 of 15 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Lighthouse Investment Partners, LLC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President of Platform Service Provider

LHP Ireland Fund Management Limited

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 501, a sub-trust of LMA Ireland

By:	/s/ Robert P. Swan
Robert P. Swan, Director

LMAP 909, a sub-fund of LMAP Ireland ICAV

By:	/s/ Robert P. Swan
Robert P. Swan, Director

LMAP 910, a sub-fund of LMAP Ireland ICAV

By:	/s/ Robert P. Swan
Robert P. Swan, Director